Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S. A. are invited to the Ordinary Shareholders’ Meeting to be held on April 15, 2013, at 10:30 AM (first call), at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following AGENDA:

1º Appointment of two shareholders to sign the minutes.

2º Examination of the business affairs of our controlled company Banco de Galicia y Buenos Aires S.A. and the position to be adopted by Grupo Financiero Galicia S.A. over certain issues to be dealt with at Banco de Galicia y Buenos Aires S.A. next shareholders’ meeting.

3° Examination of the Balance Sheet, Income Statement, and other documents as set forth by Section 234, subsection 1 of the Law of Commercial Companies and the Annual Report and Report of the Supervisory Syndics’ Committee for the 14th fiscal year ended December 31, 2012.

4º Treatment to be given to the financial results and dividend distribution of fiscal year ended December 31, 2012.

5º Approval of the Board of Directors and Supervisory Syndics Committee’s performances.

6º Supervisory Syndics Committee’s compensation.

7° Board of Directors’ compensation.

8° Granting of authorization to the Board of Directors to make advance payments of directors fees during the fiscal year beginning on January 1, 2013 ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.

9° Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company’s bylaws until reaching the number of directors determined by the Shareholders’ meeting.

10º Election of three syndics and three alternate syndics for one-year term of office.

11° Compensation of the independent accountant certifying the Financial Statements for fiscal year 2012.

12º Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2013.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

13 º Consideration of the extension of the period of effectiveness and update of the Global Program for the issuance of simple, short, mid-and/or long term Notes, non-convertible into shares that was approved at the Ordinary Shareholders’ Meetings held on March 9, 2009. The Program’s terms and conditions were approved by the Board of Directors at the meeting held on March 9, 2009.

14 º Delegation of the necessary powers to the Board of directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company’s management and/or to whom the Board of Directors designates in order to determine the terms and conditions of the Global Program for the issuance of simple, short, mid-and/or long term Notes, non-convertible into shares and the Notes that will be issued under the same Program. According to current regulations it is necessary to state that during the fiscal year 2012 there have been no circumstances to those included in Section 71 of Law 26,831 (Ley de Mercado de Capitales).

Notes:

1.

Shareholders are hereby notified that in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 9, 2013 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 456, 2nd Floor, Buenos Aires, so that the shares can be registered in the Meeting’s Attendance Record Book.

2.	Shareholders are hereby reminded that the National Securities Commission requires compliance with the procedures set forth in Resolution 465/04.

Pedro A. Richards
Attorney in law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

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